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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cornerstone Financial Services, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Brookville Way, Suite C
                                        (No. and Street)

Indianapolis,   IN   46239
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melvin C. Brewer   (317) 354-3312
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
                          (Name — if individual, state last, first, middle name)

8465 Keystone Crossing, Ste 195   Indianapolis, IN   46240
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

I, __Melvin C. Brewer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Cornerstone Financial Services, Inc.__ , as of __December 31__ , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Melvin C. Brewer
Signature

PRESIDENT
Title

Fred C. Wild
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (in) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CORNERSTONE FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

	PAGE
REPORT OF INDEPENDENT AUDITOR	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTARY SCHEDULES TO FINANCIAL STATEMENTS	7-9
ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	10-12

PRICE & GARTRELL, P.C.

Board of Directors
Cornerstone Financial Services, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Cornerstone Financial Services, Inc., as of December 31, 2007, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Cornerstone Financial Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 4, 2008

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	118,101
Cash - Money Market Account	$	11,171
Commissions receivable		70,274
TOTAL ASSETS	$	199,546

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	109,988
Stockholders' equity		
Common stock, no par value		
Authorized - 1,000 shares		
Issued and outstanding - 100 shares		1,000
Additional paid-in capital		73,360
Retained earnings		15,198
Total Stockholders' equity		89,558
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	199,546

See accompanying notes to financial statements.

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE

Commissions and fees	$	620,568
Advisory fees		13,961
Gain on sale of stock		31,700
Interest		2,743
		668,972

EXPENSES

Commissions		538,761
Licenses and fees		21,469
Insurance		8,301
Other operating expense		4,014
		572,545

Net income (loss)	$	96,427

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In Capital		Retained Earnings (Deficit)
Balance at January 1, 2007	$	1,000	$	73,360	$ (46,229)
Net gain (loss)		-		-	96,427
Distribution		-		-	(35,000)
Balance at December 31, 2006	$	1,000	$	73,360	$ 15,198

See accompanying notes to financial statement.

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:

Net income	$	96,427
Adjustments to reconcile per income to net cash provided by operating activities:		
Gain of sale of NASD stock		(31,700)
Increase in accounts receivable		(58,041)
Increase in accounts payable		109,988
Net cash provided by operating activities		116,674

Investing activities

Transfer to money market	(416)
Proceeds from sale of stock	35,000
Net cash provided by investing activities	34,584

Financing activities

Distributions to stockholders	(35,000)

Net increase in cash	116,258
Cash at beginning of year	1,843
Cash at end of year	$ 118,101

See accompanying notes to financial statements.

-5-

CORNERSTONE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a registered broker-dealer. All trades are cleared on a fully disclosed basis.

2. CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital ($ 5,000), as defined under Rule 15c3-1. At December 31, 2007, the Company had net capital of $ 24,508.

3. EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

4. RELATED PARTY TRANSACTIONS

The Company utilizes office space, equipment and the personnel of a related party (the common stockholders) and, accordingly, incurred expenses paid to these parties amounting to approximately $ 233,252 for the year.

CORNERSTONE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net Capital

Ownership equity per financial statements	$	89,558
Nonallowable assets		(70,274)
Haircuts - assets held by clearing broker		(323)
Net capital	$	18,961

Reconciliation with Company's Computation (included in Part IIA of
Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II FOCUS report	$	19,061
Audit adjustment - adjustments in accounts receivable		(100)
Net capital per page 7	$	18,961

CORNERSTONE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Aggregate indebtedness		
Included in statement of financial condition		
Accounts payable	$	109,988
Computation of basis net capital requirement		
Minimum net capital required	$	7,333
Minimum dollar net capital requirement of		
reporting broker or dealer	$	5,000
Net capital requirement	$	7,333
Excess net capital	$	11,628
Excess net capital at 1000%	$	7,962
Ratio: aggregate indebtedness to net capital		5.80 to 1

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Cornerstone Financial Services, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Capital Wealth
Advisors, Inc., as of and for the year ended December 31, 2007, in accordance with auding
standards generally accepted in the United States of America, we considered the Company's
internal control over financial reporting as a basis for designing our audit procedures for the
purpose of expressing our opinion on the financial statements, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we
do not express an opinion on the effectiveness of the Companies internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests of
compliance with such practices and procedures that we considered relevant to the objectives
stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits)
   and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and
   comparisons, and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation T
   of the Board of Governors of the Federal Reserve System
4. obtaining and maintaining physical possession or control of all fully paid and
   excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In fullfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives.

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected.
Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a contrl does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or comvination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 4, 2008

